Chief Executive Officer

Boxxy Inc.

Wattova 10

Ostrava 70200

Czech Republic

February 9, 2017

United States

Securities and Exchange Commission

Washington, DC 20549

Attn: Mara L. Ransom

Re:	Boxxy Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 17, 2017
File No. 333-213553

Dear: Mara L. Ransom

In response to your letter dated January 26, 2017 which included comments regarding our registration statement, we have prepared the following responses:

Use of Proceeds, page 16

Comment: 1

We note your response to comment 1. Please disclose, as you state in your response letter dated December 6, 2016 and if true, that amounts to be paid to your independent contractor will be compensation for the independent contractor’s services related to assembling, handling and shipping the beauty boxes. In addition, please disclose whether you have identified or hired an independent contractor.

Response: We have disclosed that amounts to be paid to our independent contractor will be compensation for the independent contractor’s services related to assembling, handling and shipping the beauty boxes. In addition we have disclosed that we have not identified or hired an independent contractor.

Dilution, page 17

Comment: 2

We note your response to comment 2 that estimated offering expenses will be paid by the time you begin to raise funds and therefore your net tangible book value does not change. Please note that whether you pay the offering expenses out of offering proceeds or other sources, your net tangible book value will be reduced. Please revise your calculations since these costs will reduce post-offering net tangible book value.

Response: As of today we have already paid all of our offering expenses ..We do not anticipate any more offering expenses at this time.

February 9, 2017

Comment: 3

We note your response to comment 3 and the addition of the line item “Effective old shareholders contributions.” However, we also note that original shareholders received 3,000,000 shares of common stock for $3,000. Therefore, it is unclear to us what this line item is meant to convey as it does not appear to us to provide the information required by Item 506 of Regulation S-K. Please provide a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons.

Response: We have updated our dilution table to provide a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Comment: 4

Please update your discussion and analysis in this section and throughout the registration statement to correspond with the periods of financial statements provided.

Response: We have updated our discussion and analysis in this section and throughout the registration statement to correspond with the periods of financial statements provided.

Please direct any further comments or questions you may have to the company's attorney:

Haddan & Zepfel LLP

610 Newport Center Drive, Suite 330

Newport Beach, CA 92660

Tel: (949)-706-6000

Thank you.

Sincerely,

/s/ Andrejs Bekess

Andrejs Bekess